Pursuant to Rule 424 (Registration Statement 333-57337)

PROSPECTUS
                              SOFTNET SYSTEMS, INC.
                        2,495,309 Shares of Common Stock
                                ($0.01 par value)

         This Prospectus covers the sale from time to time of up to 2,495,309 shares (the "Shares") of Common Stock, par value $0.01 per share ("Common Stock"), of SoftNet Systems, Inc., a New York corporation (the "Company"), by certain shareholders of the Company (the "Selling Shareholders"). The Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest may from time to time sell the Shares directly or through one or more broker-dealers, in one or more transactions on the American Stock Exchange, in privately negotiated transactions, through the writing of options on the Shares, short sales or otherwise, at prices related to the prevailing market prices or at negotiated prices. See "Plan of Distribution."

         The Shares of Common Stock includes the maximum number of shares of Common Stock underlying certain stock purchase warrants (the "Warrants"), the Company's 5% Convertible Subordinated Debentures due 2002 (the "Debenture") and the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock"), and, pursuant to Rule 416 of the Securities Act of 1933, as amended (the "Securities Act"), such additional number of shares of the Registrant's Common Stock that may become issuable as a result of any stock splits, stock dividends or anti-dilution provisions (including by reason of the floating rate conversion price mechanism and certain other adjustments, as set forth in the Amended and Restated Certificate of Incorporation designating the terms of the Series B Convertible Preferred Stock).

         The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed with the Selling Shareholders to register the Shares offered hereby and to pay the expenses incident to the registration and offering of the Shares, except that the Selling Shareholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the Selling Shareholders.

         The Company's Common Stock is listed on the American Stock Exchange under the symbol "SOF." On June 18, 1998, the last reported sales price of the Common Stock on the American Stock Exchange was $12.125 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus is to be used solely in connection with sales of the Shares from time to time by the Selling Shareholders.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

               The date of this Prospectus is September 29, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, the registration statement related to this offering and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street N.W., Washington D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or accessed electronically on the Commission's home page on the World Wide Web at http://www.sec.gov. In addition, reports, proxy statements and other information filed by the Company may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006, upon which the Common Stock of the Company is traded.

         The Company has filed with the Commission, a Registration Statement on Form S-3 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act, covering the sale of the Shares by the Selling Shareholders from time to time. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in the Prospectus as to the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission (File No. 1-5270) pursuant to the Exchange Act are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997.

         2. The Company's Current Report on Form 8-K filed with the Commission on January 12, 1998.

         3. The Company's Proxy Statement on Schedule 14A filed with the Commission on January 28, 1998.

         4. The Company's Current Report on Form 8-K filed with the Commission on February 12, 1998.

         5. The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997.

         6. The Company's Current Report on Form 8-K filed with the Commission on April 24, 1998.

         7. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

         8. The Company's Current Report on Form 8-K filed with the Commission on June 1, 1998.

         9. The Company's Current Report on Form 8-K filed with the Commission on July 28, 1998.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date such documents were filed. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to




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

the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Mark A. Phillips, Treasurer, SoftNet Systems, Inc., 520 Logue Avenue, Mountain View, California 94043.


                                  RISK FACTORS

         These risk factors include "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although the Company believes that its plans, intentions, and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. Actual results will differ from such plans, intentions and expectations, and such differences may be material. Important factors that could cause actual results to differ materially from the Company's forward-looking statements are set forth below. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth herein. The Company disclaims any obligation to update information contained in any forward-looking statement.

Limited Operating History of the Internet Services Division; Unproven Business; Historical Losses; No Assurance of Profitability

         The Company currently operates two continuing businesses: Micrographic Technology Corporation ("MTC") and the Internet Services Division. The Company is seeking a buyer for the Telecommunications Division, which is accounted for as a discontinued operation. The Company's current strategy for growth is to focus on substantially expanding the business of its Internet Services Division, which was acquired in June 1996. The Company has very limited operating history and experience in the Internet services business, and the successful expansion of the Company's Internet Services Division will require strategies and operations that are different from those historically employed by the Company in connection with its two other businesses. There can be no assurance that the Company will be able to develop or maintain strategies and business operations that are necessary to increase the revenues of the Company's Internet Services Division sufficiently to enable it to achieve positive cash flow and profitability.

         To be successful, the Company must, among other things, develop and market products and services that are widely accepted by consumers and businesses at prices that will yield cash flow sufficient to meet the Company's debt service, capital expenditure and working capital requirements. the provision of Internet services over cable infrastructure has only recently become feasible on a broad scale. There are only a very limited number of companies offering such services, none of which is currently profitable. The Company's ISP Channel service has only recently been launched in 12 cable franchise areas (all of which have revenue-paying subscribers) in the United States, and there can be no assurance that it will achieve broad consumer or commercial acceptance. The success of the Company's ISP Channel service will depend upon the willingness of subscribers to pay the monthly fees and installation costs as well as to purchase or lease the equipment necessary to access the Internet. Currently, the Company has only approximately 500 subscribers to its ISP Channel service in these areas. Accordingly, it is difficult to predict whether the Company's pricing model will prove to be viable, whether demand for the Company's services will materialize at the prices it expects to charge or whether current or future pricing levels will be sustainable. If such pricing levels are not achieved or sustained or if the Company's services do not achieve or sustain broad market acceptance, the Company's business, financial condition, prospects and ability to repay its indebtedness will be materially adversely affected.

         The Company has sustained substantial losses over the last five fiscal years. For the six months ended March 31, 1998 and the fiscal year ended September 30, 1997, the Company had net losses of $3.7 million and $2.6 million, respectively, and as of March 31, 1998, the Company had an accumulated stockholders' deficit of approximately $36 million. The Company expects to incur substantial losses and experience substantial negative cash flows as it expands its Internet Services Division. The costs of expansion will include expenses in connection with: (i) the deployment of infrastructure necessary to enable its cable affiliates to offer its services; (ii) research and development of new product and service offerings; (iii) the continued development of its direct and indirect selling and marketing efforts; and (iv) any charges related to acquisitions, divestitures, business alliances or changing technologies. The Company's prospects should also be considered in light of the risks, expenses and difficulties encountered by companies competing in new and rapidly evolving markets. There can be no assurance that the Company will ever achieve favorable operating results or profitability.

Fluctuations in Quarterly Results

         The Company's results of operations have fluctuated and will likely continue to fluctuate significantly from quarter to quarter, especially as the Company implements a new strategic focus that will emphasize its Internet Services Division. In addition, the Company is seeking a buyer for its
Telecommunications Division. As a result, the Company believes that period-to-period comparisons of its revenues and results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond the Company's control. Factors that may affect the Company's quarterly operating results attributable to its Internet Services Division include, among others, the rate at which the Company can enter into agreements with cable operators, the exclusivity and term of such agreements, the rate of subscription to the Company's Internet services, the prices subscribers pay for such services, subscriber churn rates, changes in the revenue sharing arrangements between the Company and its affiliated cable operators, the ability of the Company and its cable affiliates to coordinate timely and effective marketing, the success of the Company and its cable affiliates in marketing the ISP Channel service to subscribers in such affiliates' local cable areas, the quality of cable affiliates' cable infrastructure, the quality of customer and technical support, and the rate at which the cable affiliates can complete the installations required to initiate service for new subscribers. Additional factors that may affect the Company's quarterly operating results generally include the amount and timing of capital expenditures and other costs relating to the expansion of the Company's Internet Services Division, the introduction of new Internet services by the Company or its competitors, customer acceptance of such services, price competition or pricing changes in the Internet or cable industries, general economic conditions and economic conditions specific to the Internet and cable industries, and changes in law and regulation.

         Factors that may affect the Company's quarterly operating results attributable to MTC include, among other things, the size and timing of customer orders and subsequent shipments, customer order deferrals in anticipation of new products and services, timing of product introductions or enhancements by the Company or its competitors, market acceptance of new products and services, technological changes in the industry, competitive pricing pressures, accuracy of customer forecasts of end-user demand, changes in the Company's operating expenses, personnel changes, changes in the mix of products sold, quality control of products sold, disruption in sources of supply, capital spending, delays of payments by customers and general economic conditions.

         The Company expects to continue to engage in extensive research and development activities and to evaluate new product and service opportunities. This will require the Company to continue to invest in research and development and sales and marketing, which could adversely affect short-term results of operations. The Company believes that its future revenue growth and profitability will depend in part on its success in developing new products and services. Failure to increase revenues from new products and services, whether due to lack of market acceptance, competition, technological change or otherwise, would have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Dependence on Local Cable Operators and their Cable Infrastructure

         Certain ISP Channel services are dependent on the quality of the cable infrastructure. Cable system operators have announced and begun to implement major infrastructure investments in order to increase the capacity of their networks and deploy two-way capability. However, cable system operators have limited experience with implementing such upgrades, and these investments have placed a significant strain on the financial, managerial, operating and other resources of cable system operators, most of which are already significantly leveraged. Further, cable operators must periodically renew their franchises with city, county, or state governments and, as a condition of obtaining such renewal, may have to meet certain conditions imposed by the issuing jurisdiction, which may have the effect of causing the cable operator to delay such upgrades. The Company's contracts with its cable affiliates typically have terms ranging from three to five years, and there can be no assurance that the Company will be able to renew any such contracts. Moreover, even if cable affiliates renew such contracts, there can be no assurance that such renewal will be on terms satisfactory to the Company. In addition, cable operators are primarily concerned with increasing television programming capacity to compete with other modes of multichannel entertainment delivery systems such as direct broadcast satellite ("DBS") and may consequently choose to roll-out incompatible set-top boxes that do not support high-speed Internet access services, rather than to upgrade their network infrastructures as described above. Such upgrades thus have been, and the Company expects will continue to be, subject to change, delay or cancellation. The failure of cable operators to complete these upgrades in a timely and satisfactory manner, or at all, would adversely affect the market for the Company's products in any such operator's franchise area and, if repeated on a broad scale, could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

         The Company provides Internet services to cable systems irrespective of their two-way capabilities. To the extent the Company provides Internet services over cable systems to the home with a telephone line return path for data from the home (under a "one-way" cable system), the Company's services may not provide the high speed, quality of experience and availability of certain applications, such as video conferencing, necessary to attract and retain subscribers to the ISP Channel service. Subscribers using a telephone line return path will experience the upstream data transmission speeds provided by their analog modems (typically 28.8 Kbps). It is not clear what impact the lack of two-way capability will have on penetration levels for the ISP Channel.

         Because subscribers to the ISP Channel will subscribe through a cable affiliate, the cable affiliate (and not the Company) will substantially control the customer relationship with the subscriber. For example, under the Company's existing contracts, cable affiliates are responsible for important functions, such as billing for and collecting ISP Channel subscription fees and providing the labor and costs associated with the distribution of local marketing materials. Therefore, in addition to the Company's business being subject to general economic and market conditions and factors relating to Internet service providers and on-line services specifically, the success and future growth of the Company's business will also be subject to economic and other factors affecting its cable affiliates generally.

Dependence on Exclusive Access to Cable Subscribers; Need for Aggressive Implementation and Deployment

         The success of the Company's Internet Services Division is dependent, in part, on its ability to gain exclusive access to cable consumers. This exclusivity is a function of cable operators' dominance within their geographic markets and the Company's exclusive relationship with such cable operators. There can be no assurance that cable operators affiliated with the Company will not face competition in the future or that the Company will be able to establish and maintain exclusive relationships with cable operators. Currently, a number of the Company's contracts with cable operators do not contain exclusivity provisions. Even if the Company is able to establish and maintain exclusive relationships with cable operators, there can be no assurance that the Company will be able to do so on terms favorable to the Company or in quantities to be profitable. In addition, the Company seeks to affiliate with a large number of cable operators as quickly as possible because it will be excluded from providing Internet over cable in those areas served by cable operators with exclusive arrangements with other Internet service providers. If the exclusive relationship between either the Company and its cable affiliates or its cable affiliates and their cable subscribers is impaired, or if the Company does not become affiliated with a sufficient number of cable operators, the Company's business, financial condition, prospects and ability to repay its indebtedness could be materially adversely affected.

Substantial Future Capital Requirements

         The development of the Company's business will require substantial capital infusions as a result of (i) the Company's need to enhance and expand its product and service offerings in order to maintain its competitive position and increase its market share and (ii) the substantial investment in equipment and corporate infrastructure required by the continued national deployment of the ISP Channel. In addition, the Company anticipates that the majority of cable affiliates with one-way cable systems will eventually upgrade their cable infrastructure to two-way cable systems, at which time the Company will have to upgrade its equipment on any affected cable system to handle two-way transmissions. Whether or when the Company ultimately can achieve cash flow levels sufficient to support its operations, development of new products and services, and expansion of its Internet Services Division, cannot be predicted accurately. Unless such cash flow levels are achieved, the Company will require additional borrowings, the sale of debt or equity securities, the sale of assets or businesses, or some combination thereof, to provide funding for its operations. In the event that the Company cannot generate sufficient cash flow from its operations, or is unable to borrow or otherwise obtain additional funds to finance its operations on desirable terms when needed, the Company's business, financial condition, prospects and ability to repay its indebtedness would be materially adversely affected.

Management of Growth

         To fully exploit the market for its products and services, the Company must rapidly execute its sales strategy while managing anticipated growth by implementing effective planning and operating processes. To manage its anticipated growth, the Company must, among other things, continue to implement and improve its operational, financial and management information systems, hire and train additional qualified personnel, continue to expand and upgrade core technologies and effectively manage multiple relationships with various customers, suppliers and other third parties. Consequently, such expansion could place a significant strain on the Company's services and support operations, sales and administrative personnel and other resources. The Company may in the future also experience difficulties meeting the demand for its products and services. Additionally, if the Company is unable to provide training and support for its products, the implementation process will be longer and customer satisfaction may be lower. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that the Company's management will be capable of exploiting fully the market for the Company's products and services. Any failure of the Company to manage its growth effectively could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Non-Exclusivity of Cable Franchises; Non-Renewal or Termination of Franchises

         Cable television companies operate under non-exclusive franchises granted by local or state authorities that are subject to renewal and renegotiation from time to time. A franchise is generally granted for a fixed term ranging from five to 15 years but in many cases is terminable if the franchisee fails to comply with the material provisions thereof. The Cable Television Consumer Protection and Competition Act of 1992 prohibits franchising authorities from granting exclusive cable television franchises and from unreasonably refusing to award additional competitive franchises; it also permits municipal authorities to operate cable television systems in their communities without franchises. No assurance can be given that the cable television companies that have contracts with the Company will be able to retain or renew their franchises. The non-renewal or termination of any such franchises would result in the termination of the Company's contract with the applicable cable operator. Were an affiliated cable operator to lose its franchise, the Company would seek to affiliate with the successor to the franchisee. No assurance can be given that the Company would be able to achieve such replacement affiliation or that to do so would not result in additional costs to the Company. If the Company cannot affiliate with replacement cable operators in sufficient numbers, the Company's business, financial condition, prospects and ability to repay its indebtedness could be materially adversely affected.

Risk of Acquisition of Cable Affiliate by Unaffiliated Cable Operator

         The Company believes that it is highly unlikely that a cable operator will find it desirable, economically or otherwise, to devote the channel capacity to offer Internet services to its subscribers over its infrastructure through more than one provider. However, under many of the Company's initial contracts, in the event a cable affiliate is acquired by an unaffiliated cable operator that already has a relationship with one of the Company's competitors or that does not enter into a contract with the Company, the Company may lose its ability to offer its Internet services in the area served by such former cable affiliate, which could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Dependence on Third Party Technology and Suppliers

         Many  of the  Company's  products  and  service  offerings  incorporate technology developed and owned by third parties. The markets for all of the products and services used by the Company are characterized by intense competition, rapid technological advances, evolving industry standards, changes in subscriber requirements, frequent new product introductions and enhancements, and rapidly evolving, alternative service offerings. Consequently, the Company must rely upon third parties to develop and introduce technologies that enhance the Company's current product and service offerings and enable the Company, in turn, to develop its own products and services on a timely and cost-effective basis to meet changing customer needs and technological trends in its industries. Any impairment or termination of the Company's relationship with any licensers of third party technology would force the Company to find other developers on a timely basis or develop its own technology. There can be no assurance that the Company will be able to obtain the third party technology necessary to continue to develop and introduce new and enhanced products and services, that the Company will obtain third party technology on commercially reasonable terms or that the Company will be able to replace third party technology in the event such technology becomes unavailable, obsolete or incompatible with future versions of the Company's products or services. The absence of or any significant delay in the replacement of third party technology would have a material adverse effect on the Company's business, financial condition, prospects and ability to service its indebtedness.

         In addition, the Internet Services Division and MTC currently depend on a limited number of suppliers for certain key products and services. In particular, the Internet Services Division depends on Excite, Inc. for national content aggregation, 3Com Corporation and Com21, Inc. for headend and cable modem equipment, Cisco Systems, Inc. for specific network routing and switching equipment, and, among others, MCI Communications Corporation ("MCI") for national Internet backbone services. Certain of the Company's cable modem and headend equipment suppliers are in litigation over their patents. The Company could experience disruptions in the delivery or increases in the prices of products and services purchased from such vendors as a result of intellectual property litigation involving such vendors. There can be no assurance that delays in key components or product deliveries will not occur in the future due to shortages resulting from the limited number of suppliers, the financial or other difficulties of such suppliers or the possible limited availability in the suppliers' underlying raw materials. In addition, the Company may not have adequate remedies against such third parties as a result of breaches of their agreement with the Company. The inability to obtain sufficient key components or to develop alternative sources for such components, if and as required in the future, could result in delays or reductions in product shipments, which in turn could have a material adverse effect on the Company's customer relationships, business, financial condition, prospects and ability to repay its indebtedness.

         Certain key products resold by the Company are currently contracted exclusively for distribution in certain of the Company's markets. For instance, the Company's Telecommunications Division currently maintains an exclusive contract with Executone Information Systems, Inc. ("Executone") for the resale of Executone's products in certain specified markets. For the fiscal year ended September 30, 1997, such products accounted for approximately 30% of the Telecommunications Division's revenues and 13% of the Company's total revenues. Any change in the exclusivity provisions of these types of contracts, or loss thereof, could have a materially adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Competition

         The markets for the Company's products and services are intensely competitive, and the Company expects competition to increase in the future. Many of the Company's competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing Internet services or on-line content than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect the Company's business, financial condition, prospects or ability to repay its indebtedness. Any increase in competition could reduce the Company's gross margins, require increased spending by the Company on research and development and sales and marketing, and otherwise materially adversely affect the Company's business, financial condition, prospects and ability to repay its indebtedness.

         Internet Services. The markets for the Company's Internet products and services are extremely competitive, and the Company expects this competition to intensify in the future. In the cable-based segment of the Internet access industry, the Company also competes with other cable-based data services that are seeking to contract with cable system operators to bring their services into geographic areas that are not covered by an agreement between the Company and its cable affiliates. These competitors include systems integrators such as Convergence.com, Online System Services, HSAnet and Frontier Communications' Global Center business, as well as ISPs such as Earthlink Network, Inc. ("Earthlink"), MindSpring Enterprises, Inc., and IDT Corporation. Several cable system operators, including CableVision Systems Corporation, Comcast Corporation ("Comcast"), Cox Enterprise, Inc. ("Cox"), MediaOne Group, Inc.,
Tele-Communications, Inc. ("TCI") and Time Warner Inc. ("Time Warner") have deployed high-speed Internet access services over their existing local hybrid fiber and coaxial cable networks. TCI, Cox and Comcast market through At Home Corporation ("@Home") while Time Warner plans to market the RoadRunner service through Time Warner's own cable systems as well as to other cable system operators nationwide.

         Some of the Company's most direct competitors in the access markets are telephony-based access providers, including incumbent local exchange carriers ("ILECs"), national interexchange or long distance carriers, fiber-based competitive local exchange carriers ("CLECs"), Internet service providers ("ISPs"), online service providers ("OSPs"), wireless and satellite data service providers, and DSL-focused CLECS. Competitors in the Internet services industry include AT&T Corp., BBN Corporation, Earthlink, Netcom Online Communications Services, Inc., Concentric Network, PSInet Inc., and WorldCom, Inc., which provide basic Internet access to residential consumers and businesses, generally using the existing telephone network infrastructure. This method is widely available and inexpensive, and barriers to entry are low, resulting in a highly competitive and fragmented market.

         Some of the Company's competitors are offering diversified packages of telecommunications services, including Internet access service, to residential customers and could bundle such services, which could place the Company at a competitive disadvantage. Many of these competitors are offering (or may soon offer) technologies that will attempt to compete with some or all of the Company's high-speed data service offerings. The bases of competition in these markets include transmission speed, reliability of service, ease of access, ratio of price to performance, ease of use, content quality, quality of presentation, timeliness of content, customer support, brand recognition, operating experience and revenue sharing.

         In addition, the market for high-speed data transmission services is characterized by several competing technologies that offer alternative solutions. Competitive technologies include telecom-related wireline technologies that utilize telephone copper twisted-pair wiring, such as ISDN and DSL implementations, as well as wireless technologies such as local multipoint distribution service ("LMDS"), multichannel multipoint distribution service ("MMDS") and DBS. The Company's prospects may be further compromised by Federal Communications Commission ("FCC") rules and regulations, which are designed, at least in part, to increase competition in video and related services, for example, new multi-channel video technologies and services known as Open Video Systems ("OVS") and LMDS. While both are in nascent stages of development, OVS and LMDS offer the potential for providing competition to traditional cable television and other multi-channel video services. One form of OVS involves delivery of signals over existing telephone lines. LMDS is a broadband, wireless, digital service, and offers the potential for providing Internet access along with a variety of other services, including traditional multi-channel video entertainment. The FCC has also created a General Wireless Communications Service ("GWCS") in which licensees are afforded broad latitude in defining the nature and service area of the communications services they offer. The full impact of the GWCS remains to be seen. Nevertheless, all of these new technologies pose potential competition to the Company and its business. Significant market acceptance of alternative solutions for high-speed data transmission could decrease the demand for the Company's services if such alternatives are viewed as providing faster access, greater reliability, increased cost-effectiveness or other advantages over cable solutions. Competition from telecom-related solutions is expected to be intense.

         There can be no assurance that technological developments will not have a material adverse effect on the competitive position of the Company. The rapid development of new competing technologies and standards increases the risk that current or new competitors could develop products and services that would reduce the competitiveness of the Company's products and services, which could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

         Document Management. In the document management industry, the Company competes on the basis of breadth of offering, cost, flexibility and customer service. The Company has two direct competitors to its hardware products: Agfa AG in Europe and Anacomp, Inc. worldwide. Indirect competitors include International Business Machines Corp., Fuji Photo Film Co., Ltd., Mobius Management Systems, Inc., Storage Technology and others. In most cases, the Company's competitors have longer operating histories, greater name recognition, and significantly greater financial, technical and marketing resources. While the Company is not aware of any direct competitors to its software product offerings, the industry is rapidly evolving and the Company may face significant competition in the future.

Unproven Network Scalability and Speed

         Due to the limited deployment of the Company's ISP Channel service, the ability of the Company to connect and manage a substantial number of on-line subscribers at high transmission speeds is as yet unknown, and the Company faces risks related to its ability to scale up to its expected subscriber levels while maintaining superior performance. While peak downstream data transmission speeds across cable infrastructure approaches 3 megabits per second ("Mbps") in each 6 MHz channel, the actual downstream data transmission speeds are likely to be significantly slower and will depend on a variety of factors, including type and location of content, Internet traffic, the number of active subscribers on a given cable network node, the number of 6 MHz channels allocated by the cable affiliate (in its discretion) to carry the Company's service, the capability of cable modems used and the service quality of the cable affiliates' cable infrastructures. As subscriber penetration increases, it may be necessary for the cable affiliates to add additional 6 MHz channels in order to maintain adequate downstream data transmission speeds, which would render such additional channels unavailable to such cable affiliates for video or other programming. There can be no assurance that cable affiliates will provide additional capacity for this purpose. On two-way cable systems, the upstream transmission data channel is located in a range not used for broadcast by traditional cable infrastructures and is more susceptible to interference than the downstream channel, resulting in a slower peak upstream transmission speed. In addition to the factors affecting downstream data transmission speeds, the level of interference in the cable affiliates' upstream data broadcast range can materially affect actual upstream data transmission speeds. The actual data delivery speeds that can be realized by subscribers will be significantly lower than peak data transmission speeds and will vary depending on the subscriber's hardware, operating system and software configurations. There can be no assurance that the Company will be able to achieve or maintain a speed of data transmission sufficiently high to enable the Company to attract and retain its planned numbers of subscribers, especially as the number of the subscribers to the Company's services grows, and a perceived or actual failure by the Company to achieve or maintain sufficiently high speed data transmission could significantly reduce consumer demand for its services and have a material adverse effect on its business, financial condition, prospects and ability to repay its indebtedness.

Dependence on Network

         The Company's success will depend upon the capacity, reliability and security of the infrastructure used to carry data between its subscribers and the Internet. A significant portion of such infrastructure is owned by third parties, and accordingly the Company has no control over its quality and maintenance. The Company relies on cable operators to maintain their cable infrastructure. In addition, the Company relies on other third parties to provide a connection from the cable infrastructure to the Internet. Currently, the Company has transit agreements with MCI, MFS, Sprint Communications Company, and others to support the exchange of traffic between the Company's network operations center ("NOC"), cable infrastructure and the Internet. The failure of the Internet backbone, or the NOC, or any other link in the delivery chain resulting in an interruption in the Company's operations would have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Risk of System Failure

         The Company's operations are dependent upon its ability to support its highly complex infrastructure and avoid damages from fires, earthquakes, floods, power losses, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of one of these events could cause interruptions in the services provided by the Company. In addition, failure of an ILEC or other service provider to provide communications capacity required by the Company, as a result of a natural disaster, operational disruption or any other reason, could cause interruptions in the services provided by the Company. Any damage or failure that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Security Risks

         Despite the implementation of security measures, the Company's or its cable affiliates' networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. ISPs and OSPs have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users. Unauthorized access by current and former employees or others could also potentially jeopardize the security of confidential information stored in the computer systems of the Company and its subscribers. Such events may result in liability of the Company to its subscribers and also may deter potential subscribers. Although the Company intends to continue to implement industry-standard security measures, such measures have been circumvented in the past, and there can be no assurance that measures implemented by the Company will not be circumvented in the future. Moreover, the Company has no control over the security measures that the Company's cable affiliates adopt. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to the Company's subscribers, which could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness. In addition, the threat of these and other security risks may deter potential ISP Channel subscribers from purchasing the ISP Channel service, which could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Dependence on High-Quality Content Provision and Acceptance; Developing Market for High-Quality Content

         A key component of the Company's strategy is to provide a more compelling interactive experience to Internet users than the experience currently available to customers of dial-up ISPs and OSPs. The Company believes that, in addition to providing high-speed, high-performance Internet access, it must also develop and aggregate high-quality multimedia content. The Company's success in providing and aggregating such content will depend in part on the Company's ability to develop a customer base sufficiently large to justify investments in the development of such content as well as (i) the ability of content providers to create and support high-quality multimedia content; and
(ii) the Company's ability to aggregate content offerings in a manner that subscribers find attractive. There can be no assurance that the Company will be successful in these endeavors. In addition, the market for high-quality multimedia Internet content has only recently begun to develop and is rapidly evolving, and there is significant competition among ISPs and OSPs for aggregating such content. If the market were to fail to develop, or were to develop more slowly than expected, or if competition were to increase, or if the Company's content offerings did not achieve or sustain market acceptance, the Company's business, financial condition, prospects and ability to repay its indebtedness would be materially adversely affected.

Dependence on Advertising Revenues

         The success of the Company's Internet Services Division depends in part on the ability of the Company to entice advertisers to advertise through the ISP Channel. The Company expects to derive significant revenues from advertisements placed on co-branded and ISP Channel web pages and "click through" revenues from products and services purchased through links from the ISP Channel to vendors. While the Company believes that it can leverage the ISP Channel to provide information to advertisers to help them better target prospective customers, there can be no assurance that advertisers will find such information useful or choose to advertise through the ISP Channel. There can be no assurance that the Company will be able to attract advertising revenues in quantities and at rates that are satisfactory to the Company. The failure to do so could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Uncertain Acceptance and Maintenance of the ISP Channel Brand

         The Company believes that establishing and maintaining the ISP Channel brand are critical to attracting and expanding its subscriber base. Promotion of the ISP Channel brand will depend, among other things, on the Company's success in providing high-speed, high-quality consumer and business Internet products, services and content, the marketing efforts of the cable affiliates, and the reliability of the cable affiliates' networks and services, none of which can be assured. The Company has little control over the cable affiliates' marketing efforts or the reliability of their networks and services. If consumers and businesses do not perceive the Company's existing products and services to be of high quality or if the Company introduces new products or services or enters into new business ventures that are not favorably received by consumers and businesses, the Company will be unsuccessful in promoting and maintaining its brand. To the extent the Company expands the focus of its marketing efforts to geographic areas where the ISP Channel service is not available, the Company risks frustrating potential subscribers who are not able to access the Company's products and services. Furthermore, in order to attract and retain subscribers, and to promote and maintain the ISP Channel brand in response to competitive pressures, the Company may find it necessary to increase substantially its financial commitment to creating and maintaining a distinct brand loyalty among customers. If the Company were unable to establish or maintain the ISP Channel brand successfully or if the Company were to incur excessive expense in an attempt to improve its offerings or promote and maintain its brand, the Company's business, financial condition, prospects and ability to repay its indebtedness would be materially adversely affected.

Billing and Collections Risks

         The Company has recently commenced the process of designing and implementing its billing and collections system for its Internet Services Division. It is the Company's intention to bill for the services provided by this business over the Internet and, in most cases, to collect these invoices through payments received via the Internet. Such invoices and payments have security risks. Given the complexities of such a system, there can be no assurance that the Company will be successful in developing and implementing the system in a timely manner or that it will be able to scale the system quickly and efficiently if necessary to accommodate potential growth in the number of subscribers requiring such a billing format. In some circumstances, the Company's cable affiliates are responsible for billing and collection for the Company's Internet access services. In any such instance, the Company has little or no control over the accuracy and timeliness of its invoices or over collection efforts. Given its relatively limited history with billing and collection for Internet services, the Company cannot predict the extent to which it may experience bad debts or the extent to which it will be able to minimize such bad debts. If the Company encounters significant problems with its billing and collections process, the Company's business, financial condition, prospects and ability to repay its indebtedness could be materially adversely affected.

Dependence on the Growth and Evolution of the Internet

         Market acceptance of the Company's Internet services is substantially dependent upon the growth and evolution of the Internet in ways that are best suited for the Company's products and services. High-speed cable-based Internet access is of greatest value to consumers of multimedia and other bandwidth-intensive content. The nature of the content available over the Internet, and the technologies available to access that content, are evolving rapidly, and there can be no assurance that those applications that most favor the Company's services and technology will be widely accepted by the marketplace. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by such potential growth or that the performance or reliability of the Internet will not be adversely affected. The Internet could lose its commercial viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed. In particular, the Internet has only recently become a medium for advertising and electronic commerce. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace or platform for advertising and electronic commerce, the Company's business, financial condition, prospects and ability to repay its indebtedness could be materially adversely affected.

Potential Liability for Defamatory or Indecent Content

         The law relating to liability of ISPs and OSPs for information carried on or disseminated through their networks is currently unsettled. A number of lawsuits have sought to impose such liability for defamatory speech and indecent materials. A recent federal statute seeks to impose such liability, in some circumstances, for transmission of obscene or indecent materials. In one case, a court has held that an OSP could be found liable for defamatory matter provided through its service, on the ground that the service provider exercised active editorial control over postings to its service. The imposition upon ISPs or OSPs of potential liability for materials carried on or disseminated through their systems could require the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain products or service offerings. In addition, the imposition of liability on the Company for information carried on the Internet could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Potential Liability for Information Retrieved and Replicated

         Because materials will be downloaded and redistributed by subscribers and cached or replicated by the Company in connection with the Company's offering of its services, there is a possibility that claims may be made against the Company or its cable affiliates under both U.S. and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of such materials. Such types of claims have been successfully brought against OSPs. In particular, copyright and trademark laws are evolving both domestically and internationally, and there is uncertainty concerning how broadly the rights afforded under these laws will be applied to on-line environments. It is impossible for the Company to determine who the potential rights holders may be with respect to all materials available through the Company's services. In addition, a number of third party owners of patents have claimed to hold patents that cover various forms of on-line transactions or on-line technology. As with other OSPs, patent claims could be asserted against the Company based upon its services or technologies. The Company's liability insurance may not cover potential claims of the foregoing types or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Rapid Technological Change; Dependence on New Products and Services

         There can be no assurance that the Company's future development efforts will result in commercially successful products or that the Company's products and services will not be rendered obsolete by changing technology, new industry standards or new product announcements by competitors. The markets for all of the Company's products and services are characterized by intense competition, rapid technological advances, evolving industry standards, changes in subscriber requirements, frequent new product introductions and enhancements, and rapidly evolving, alternative service offerings. For example, the Company expects digital set-top boxes capable of supporting high-speed Internet access services to be commercially available in the next 18 months. Although the widespread availability of set-top boxes could increase the demand for the Company's Internet Service, there is no assurance that the demand for set-top boxes will ever reach the level estimated by the Company and industry experts or, if set-top boxes reach this level of popularity, that the Company will be able to capitalize on such demand. If this scenario occurs or if other technologies or standards applicable to the Company's products or service offerings become obsolete or fail to gain widespread commercial acceptance, then the Company's business, financial condition, prospects and ability to repay its indebtedness will be materially adversely affected.

         The introduction of products or services embodying, or purporting to embody, new technology or the emergence of new industry standards could also render the Company's existing products and services, as well as products or services under development, obsolete and unmarketable. Internet, telecommunications and cable technologies are evolving rapidly. Many large corporations, including large telecommunications providers, Regional Bell Operating Companies ("RBOCs") and telecommunications equipment providers, as well as large cable system operators, regularly announce new and planned technologies and service offerings that could impact the market for the

Company's services. These announcements can have the effect of delaying purchasing decisions by the Company's customers and confusing the marketplace regarding available alternatives. Such announcements could in the future adversely impact the Company's business, financial condition, prospects and ability to repay its indebtedness.

         The Company's ability to adapt to changes in technology and industry standards, and to develop and introduce new and enhanced products and service offerings will be significant factors in maintaining or improving its competitive position and its prospects for growth. Due to rapid technological changes in the Internet and telecommunications industries, the lengthy product approval and purchase processes of the Company's customers and the Company's reliance on third party technology for the development of new products and service offerings, there can be no assurance that the Company will successfully introduce new products and services on a timely basis or achieve sales of new products and services in the future, or, if sales are achieved, that latent defects will not exist in the Company's products or equipment purchased by the Company from third parties. In addition, there can be no assurance that the Company will have the financial and manufacturing resources necessary to continue to successfully develop new products or services based on emerging technologies or to otherwise successfully respond to changing technology and/or industry standards. Moreover, due to intense competition, there may be a time-limited market opportunity for the Company's cable-based consumer and business Internet services. There can be no assurance that the Company will be successful in achieving widespread acceptance of its services before competitors offer products and services with speed and performance similar to the Company's current offerings. In addition, the widespread adoption of new Internet or telecommuting technologies or standards, cable-based or otherwise, could require substantial expenditures by the Company to modify or adapt its equipment, products and services and could fundamentally alter the character, viability and frequency of Internet-based advertising, either of which could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

         The technology underlying capital equipment used by the Company such as headends and cable modems is continuing to evolve and, accordingly, it is possible that the equipment acquired by the Company could become out-of-date or obsolete prior to the time the Company would otherwise intend to replace such equipment. In any such circumstance, the Company may need to acquire substantial amounts of new capital equipment, which could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Adverse Effect on MTC of Growth of Alternate Technologies

         Revenues for MTC's products and services have been adversely affected in recent years, and could in the future be substantially adversely affected by, among other things, the increasing use of digital technology. MTC's revenues, after giving effect to the discontinuation of the Telecommunications Division, have represented substantially all of the Company's revenues for the past several years.

         The effect of digital and other technologies on the demand for MTC's products and services depends, in part, on the extent of technological advances and cost decreases in such technologies. The recent trend of technological advances and attendant price declines in digital systems and products is expected to continue. As a result, in certain instances, potential MTC customers have deferred, and may continue to defer, investments in MTC systems while evaluating the abilities of digital and other technologies.

         The continuing development of local area computer networks and similar systems based on digital technologies has resulted and will continue to result in many MTC customers changing their use of MTC products from data storage and retrieval to primarily archival use. The rapidly changing data storage and management industry also has resulted in intense price competition in certain of MTC's markets.

Therefore, the Company has been and expects to continue to be impacted adversely by the decline in the market for Computer Output to Microfilm ("COM") services, the high fixed costs and declining market for COM systems and the attendant reduction in equipment and supplies. The Company's revenues for maintenance of COM systems have declined in part because of efficiencies associated with the Company's systems and could decline further in the event of lesser use and fewer sales of COM systems. The growth of alternate technologies has created consolidation in the micrographics industry. To the extent consolidation in the micrographics industry has the effect of causing major providers of micrographics services and products to cease providing such services and products, the negative trends in the industry, such as competition from alternate technologies described above, may accelerate.

MTC Proprietary Technology; Risk of Third Party Claims of Infringement

         The industry in which MTC operates may be affected by an increasing number of patents and frequent litigation based on allegations of patent and other intellectual property infringement. To develop and maintain its competitive position, MTC relies primarily upon the technical expertise and creative skills of its personnel, confidentiality agreements and, to some degree, patents and copyrights that it owns or, with respect to patents held by third parties, has license rights to use. There can be no assurance that such confidentiality or licensing agreements will not be breached, that others may not infringe upon such patents or licenses, or that the Company would have adequate remedies for any such breach for infringement. There can be no assurance that patents issued to or licensed by the Company will not be challenged or circumvented by competitors or be found to be sufficiently broad to protect the Company's technology or to provide it with any competitive advantage. Moreover, the Company may be materially adversely affected by competitors who independently develop substantially equivalent technology. Further, any litigation, either on behalf of or against the Company, relating to such confidentiality or licensing agreements, patents or copyrights, regardless of outcome, could result in substantial costs to the Company and diversion of effort by management. Any infringement claim or other litigation against or by the Company could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Acquisition-Related Risks

         The Company may from time to time acquire other businesses that the Company believes will complement its existing business. The Company is unable to predict whether or when any prospective acquisitions will occur or the likelihood of a material transaction being completed on favorable terms and conditions, if at all. Such transactions, if effected, are likely to involve certain risks, including, among other things: the difficulty of assimilating the acquired operations and personnel; the potential disruption of the Company's ongoing business and diversion of resources and management time; the possible inability of management to maintain uniform standards, controls, procedures and policies; the risks of entering markets in which the Company has little or no direct prior experience; and the potential impairment of relationships with employees or customers as a result of changes in management. There can be no assurance that any acquisition will be so made, that the Company will be able to obtain additional financing needed to finance such acquisitions and, if any acquisitions are so made, that the acquired business will be successfully integrated into the Company's operations or that the acquired business will perform as expected.

Dependence on Key Personnel

         The success of the Company is dependent, in part, on its ability to attract and retain qualified technical, marketing, sales and management personnel. Competition for such personnel is intense and the Company's inability to attract and retain additional key employees or the loss of one or more of its current key employees could materially adversely affect the Company's business, financial condition, prospects and ability to repay its indebtedness. The Company has recently assembled a new management team to implement its strategy for launching its ISP Channel concept on a large-scale basis, most of whom have been with the Company for less than six months. The Company is currently seeking new employees in connection with the expansion of its Internet Services Division. The loss of any member of the new team, or failure to attract such personnel, could also have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness. There can be no assurance that the Company will be successful in hiring or retaining key personnel.

Government Regulation

         Although the Company's services are not currently subject to direct regulation by the FCC or any other federal or state communications regulatory agency, changes in law or regulation relating to Internet connectivity and the telecommunications markets, including changes that, directly or indirectly, affect costs, limit usage of subscriber-related information or increase the likelihood or scope of competition from the RBOCs or other telecommunications companies, could affect the nature, scope and prices of the Company's services. For example, proceedings are pending at the FCC to determine whether, and to what extent, ISPs should be considered "telecommunications carriers" and, if so, whether they should be required to contribute to the Universal Service Fund. Although the FCC has decided for the moment that ISPs are not telecommunications carriers, that decision is not yet final and is being challenged by various parties, including the RBOCs. Some members of Congress have also challenged the FCC's conclusion. Congressional dissatisfaction with the FCC's conclusions could result in further changes to the FCC's governing law. The Company cannot predict the impact, if any, that future legal or regulatory changes might have on its business. In addition, regulation of cable television may affect the speed at which the Company's cable affiliates upgrade their cable infrastructures to two-way hybrid fiber coaxial cable. Currently, the Company's cable affiliates have generally elected to classify the distribution of the Company's services as "additional cable services" under their respective franchise agreements, and to pay franchise fees in accordance therewith. However, the election by cable operators to classify Internet access as an additional cable service may be challenged before the FCC, the courts or Congress, and any alteration in the classification of service could potentially have an adverse impact on the Company and its business.

         Another risk lies in the possibility that local franchise authorities may attempt to subject the cable affiliates to higher or other franchise fees or taxes or otherwise require them to obtain additional franchises in connection with their distribution of the Company's services. There are thousands of franchise authorities in the United States alone, and thus it will be difficult or impossible for the Company or its cable affiliates to operate under a unified set of franchise requirements. In the event that the FCC or another governmental agency were to classify the cable system operators as "common carriers" or "telecommunications carriers" because of their provision of Internet services, or if cable system operators were to seek such classification as a means of limiting their liability, the Company's rights as the exclusive ISP over the systems of certain of the cable affiliates could be lost. In addition, if the Company or its cable affiliates were classified as common carriers, they could be subject to government-regulated tariff schedules for the amounts they charge for their services. To the extent the Company increases the number of foreign jurisdictions in which it offers its services, the Company will be subject to additional governmental regulation. Any future implementation of any changes in law or regulation including those discussed herein, could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

         In addition, the Company's business, financial condition, prospects and ability to repay its indebtedness may also be adversely affected by the imposition of certain tariffs, duties and other import restrictions on components that the Company obtains from non-domestic suppliers. Changes in law or regulation, in the United States or elsewhere, could materially adversely affect the Company's business, financial condition, prospects and ability to repay its indebtedness.

Product Liability

         Some of the Company's products, such as those sold by MTC, are used to provide information that relates to the customer's enterprise operations and information that may be used in other critical applications. Any failure by the Company's products to provide accurate and timely information could result in claims against the Company. There can be no assurance that the Company's insurance coverage would adequately cover any claim asserted against the Company. A successful claim brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness. Even unsuccessful claims could result in the Company's expenditure of funds in litigation and management time and resources. There can be no assurance that the Company will not be subject to product liability claims, that such claims will not result in liability in excess of its insurance coverage or that the Company's insurance will cover such claims or that appropriate insurance will continue to be available to the Company in the future at commercially reasonable rates.

Risks Relating to MTC's International Operations

         After giving effect to discontinued operations, sales outside of the United States accounted for approximately 22% and 27% of the Company's total revenues for the fiscal years ended September 30, 1997 and 1996, respectively, which are attributable solely to MTC. Further development of foreign distribution channels for MTC's products and services could require a significant investment, which could adversely affect short-term results of operations. The Company believes that its future revenue growth and profitability in the foreign markets will principally depend on its success in developing these new distribution channels. Failure to increase revenues from the introduction of new products and services to these markets could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness. Because of its export sales, MTC is subject to the risks of conducting business internationally, including unexpected changes in regulatory requirements (including the regulation of Internet access), uncertainty regarding liability for information retrieved and replicated in foreign institutions, foreign currency fluctuations which could result in reduced revenues or increased operating expenses, tariffs and trade barriers, potentially longer payment cycles, difficulty in accounts receivable collection, foreign taxes, and the burdens of complying with a variety of foreign laws and trade standards. MTC is also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. In addition, the laws of certain foreign countries may not protect MTC's proprietary technology to the same extent as do the laws of the United States. There can be no assurance that the risks associated with MTC's international operations will not materially adversely affect the Company's business, financial condition, prospects and ability to repay its indebtedness or require MTC to modify significantly its current business practices.

Shares Eligible for Future Sale

         Future sales of shares of the Common Stock by its existing shareholders under Rule 144 of the Securities Act, or through the exercise of registration rights or the issuance of shares of the Common Stock upon the exercise of options or warrants, could materially adversely affect the market price of shares of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. No predictions can be made as to the effect, if any, of market sales of such shares or the availability of such shares for future sale will have on the market price of shares of the Common Stock prevailing from time to time. At June 30, 1998, the Company has reserved for issuance 2,886,493 shares of Common Stock for issuance pursuant to outstanding Convertible Subordinated Debentures, options and warrants. The Company also has reserved up to 19.9% of its outstanding Common Stock as of May 29, 1998 for issuance under its cable affiliate incentive program. The Company has issued Convertible Preferred Stock that has a conversion price that fluctuates in relation to the price of the Common Stock. At June 30, 1998, such Convertible Preferred Stock would be convertible into 1,127,442 shares of Common Stock.

Failure to Sell the Telecommunications Division

         The Company has decided to discontinue its Telecommunications Division, and is currently seeking a buyer for this division. However, there can be no assurance these efforts will be successful. If the Company is unable to consummate a sale of the Telecommunications Division on terms it believes are satisfactory, it will not obtain the proceeds anticipated from such sale, which will correspondingly diminish the capital available to the Company to implement its Internet Service Division's strategy. In the absence of such a sale, management's attention could be substantially diverted to operate or otherwise dispose of the Telecommunications Division. If a sale of the Telecommunications Division is delayed, its value could be diminished. Moreover, the Telecommunications Division could incur losses and operate on a cash flow negative basis in the future. Any such event could have a material adverse effect on the Company's business, financial condition, prospects and ability to repay its indebtedness.

Absence of Dividends

         The Company has not historically paid any cash dividends on its Common Stock and does not expect to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon earnings and capital requirements of the Company, the Company's debt facilities and other factors the Board of Directors deems relevant. The Company currently intends to retain its earnings, if any, to finance the development and expansion of its Internet Services Division, and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company's Certificate of Incorporation prohibits the payment of cash dividends on the Common Stock, without the consent of the holders of the Convertible Preferred Stock, while shares of the Convertible Preferred Stock are outstanding and, upon liquidation of the Company, requires payment of the liquidation value of the Convertible Preferred Stock prior to any payments with respect to the Common Stock. The Company's ability to pay dividends on its Common Stock is also restricted by certain of the Company's financing agreements.

Volatility of Stock Price

         The market price for the Common Stock has been volatile and market fluctuations may adversely affect the market price of the Common Stock without regard to the operating performance of the Company. The Company believes that factors such as announcements of developments related to the Company's business, fluctuations in the Company's results of operations, sales of substantial amounts of securities of the Company into the marketplace, general conditions in the Company's industries or the worldwide economy, an outbreak of hostilities, a shortfall in revenues or earnings compared to analysts' expectations, changes in analysts' recommendations or projections, announcements of new products or services by the Company or its competitors or developments in the Company's relationships with its suppliers or customers could cause the price of the Common Stock to fluctuate in the future, perhaps substantially. There can be no assurance that the market price of the Common Stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance. General market price declines or market volatility in the future could adversely affect the market price of the Common Stock, and the current market price of the Common Stock may not be indicative of future market prices.

Prospective Anti-Takeover Provisions

         The Company is a New York corporation. It is the Company's intention to solicit shareholder approval to reincorporate in Delaware. Both the New York Business Corporation Law and the Delaware General Corporation Law contain certain provisions that may have the effect of discouraging, delaying or making more difficult a change in control of the Company or preventing the removal of incumbent directors. In addition, the Company is currently reviewing proposed changes to its Certificate of Incorporation and Bylaws that would have the same effect. The existence of these provisions may have a negative impact on the price of the Common Stock and may discourage third party bidders from making a bid for the Company or may reduce any premiums paid to shareholders for their Common Stock.

Year 2000 Issues

         Many existing computer systems, related software applications and other control devices use only two digits to identify a year in a date field, without considering the impact of the upcoming change in the century. Such systems, applications and/or devices could fail or create erroneous results unless corrected so that they can process data related to the Year 2000. The Company relies on such computer systems, applications and devices in operating and monitoring all major aspects of its business, including, but not limited to, its financial systems (such as general ledger, accounts payable and payroll modules), customer services, internal networks and telecommunications equipment, and end products. The Company also relies, directly and indirectly, on the external systems of various independent business enterprises, such as its customers, suppliers, creditors, financial organizations, and of governments, both domestically and internationally, for the accurate exchange of data and related information.

         The Company is currently in the process of evaluating the potential impact of the Year 2000 issue on its business and the related expenses that could likely be incurred in attempting to remedy such impact (including testing and implementation of remedial action). Management's current estimate is that the costs associated with the Year 2000 issue should not have a material adverse affect on the results of operations or financial position of the Company in any given year. However, despite the Company's efforts to address the Year 2000 impact on its internal systems, the Company is not sure that it has fully identified such impact or that it can resolve it without disruption of its business and without incurring significant expenses. In addition, even if the internal systems of the Company are not materially affected by the Year 2000 issue, the Company could be affected as a result of any disruption in the operation of the various third party enterprises with which the Company interacts such as cable affiliates, vendors and suppliers.


                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

                            THE SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the Selling Shareholders, including (i) the name of each Selling Shareholder, (ii) the number of Shares beneficially owned by each Selling Shareholder as of May 31, 1998, and (iii) the maximum number of Shares that may be offered hereby. The information presented is based on data furnished to the Company by the Selling Shareholders. Percentage ownership is based upon 7,607,462 shares of Common Stock outstanding on May 31, 1998.

         The number of shares that may be actually sold by each Selling Shareholder will be determined by such Selling Shareholder. Because each Selling Shareholder may sell all, some or none of the shares of Common Stock which each holds, and because the offering contemplated by this Prospectus is not currently being underwritten, no estimate can be given as to the number of shares of Common Stock that will be held by the Selling Shareholders upon termination of the offering.

         Pursuant to Rule 416 of the Securities Act, Selling Shareholders may also offer and sell additional shares of Common Stock issued with respect to the Warrants, the Debentures or the Series B Preferred Stock as a result of stock splits, stock dividends and anti-dilution provisions.


                                        Shares Beneficially Owned   Shares Being
                                            Prior to Offering          Offered
                                            -----------------          -------
                                           Number      Percent
                                           ------      -------
 RGC International Investors, LDC (1)..   1,581,631(2)    17.6%     1,980,000(3)
 R.C.W. Mauran.........................    553,526(4)      7.0%       175,000(5)
 Dale H. Sizemore, Jr..................    150,716(6)      2.0%        25,000(7)
 Shoreline Associates I, LLC (1).......     95,758(8)      1.2%       220,000(9)
 Harlan P. Kleiman.....................     52,800(7)       *          40,000(7)
 James L. Kropf........................      8,000(7)       *           5,000(7)
 Steve Lamar...........................      7,400(7)       *           5,000(7)
 Lawrence Fleischman...................      5,154(7)       *           5,154(7)
 Linda Cappello........................      3,093(7)       *           3,093(7)
 Gerard Cappello.......................      2,062(7)       *           2,062(7)
 Bryan Dancer..........................     25,000(7)       *          25,000(7)
 Rick Prosser..........................     15,666(10)      *          10,000(7)
 ----------------------
 *      Less than 1%.

(1) The number of shares of Common Stock actually issued upon conversion of the Series A and Series B Convertible Preferred Stock of the Company (collectively referred to herein as the "Series A and Series B Preferred Stock") is indeterminable as of the date of this Prospectus. The number of shares of Common Stock set forth in the foregoing table for these Selling Shareholders reflect the number of shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") at a conversion price of $8.28 per share of Common Stock, and the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock at a conversion price of $13.20 per share of Common Stock, which are the conversion prices in effect as of the date of this Prospectus. Pursuant to the terms of the Company's Certificate of Incorporation, the actual number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock will equal (i) the aggregate stated value of the shares of Series A Preferred Stock thus being converted (i.e., $1,000 per share), plus a premium in the amount of 5% per annum accruing cumulatively from December 31, 1997, through the date of conversion (unless the Company chooses to pay such premium in cash or additional shares of Series A Preferred Stock), divided by (ii) a conversion price equal to the lower of $8.28 per share and the lower two day average closing price of the Common Stock (as determined in accordance with the Certificate of Incorporation) during the 20 day trading period immediately prior to such conversion (subject to adjustment in accordance with the Certificate of Incorporation). Pursuant to the terms of the Company's Certificate of Incorporation, the actual number of shares of Common Stock issuable upon conversion of the Series B

         Preferred Stock will equal (i) the aggregate stated value of the shares of Series B Preferred Stock thus being converted (i.e., $1,000 per share), plus a premium in the amount of 5% per annum accruing cumulatively from May 29, 1998, through the date of conversion (unless the Company chooses to pay such premium in cash or additional shares of Series B Preferred Stock), divided by (ii) a conversion price equal to the lower of $13.20 per share and the lower five day average closing price of the Common Stock (as determined in accordance with the
         Certificate of Incorporation) during the 20 day trading period immediately prior to such conversion (subject to adjustment in accordance with the Certificate of Incorporation).

(2) Consists of (i) 199,946 shares of Common Stock, (ii) 330,000 shares of Common Stock issuable upon exercise of the Warrants, (iii) 369,867 shares of Common Stock issuable upon conversion of the Series A Preferred Stock at the conversion price in effect as of the date of this Prospectus, and (iv) 681,818 shares of Common Stock issuable upon conversion of the Series B Preferred Stock at the conversion price in effect as of the date of this Prospectus, held by such Selling Shareholder. The actual number of shares of Common Stock issuable upon conversion of the Series A and Series B Preferred Stock is indeterminable as of the date of this Prospectus, and is subject to adjustment and could be materially less or more than the 369,867 and 681,818 shares set forth above depending on various factors the results of which cannot be predicted by the Company at the time of this Prospectus, including, among other factors, the future market price of the Common Stock. The Company has reserved up to 1,093,466 shares of Common Stock for issuance upon conversion of the Series A Preferred Stock. The maximum number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by this Selling Shareholder is 1,800,000. If this Selling Shareholder obtained these share amounts upon conversion of the Series A and Series B Preferred Stock that it owns, then its ownership position, including shares of Common Stock owned and underlying its Warrants, would total 3,223,466 shares of Common Stock, or 29.8% of the outstanding shares of Common Stock of the Company. Pursuant to the terms of the Series A and Series B Preferred Stock and the Warrants, such securities are convertible or exercisable, as applicable, by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series A and Series B Preferred Stock and the unexercised portion of the Warrants) would not exceed 4.99% of the then outstanding Common Stock as determined in accordance with Section 13(d) of the Exchange Act unless such stockholder notifies the Company at least 61 days prior to the date of such conversion or exercise of its intent to convert an amount of Series A or Series B Preferred Stock or exercise an amount of warrants that causes such stockholder to own more than 4.99% of the Common Stock. Accordingly, the number of shares of Common Stock set forth in the table for this Selling Shareholder exceeds the number of shares of Common Stock that this Selling Shareholder beneficially owns as of the date of this Prospectus. In that regard, beneficial ownership of this Selling Shareholder set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

(3) Consists of (i) 180,000 shares of Common Stock issuable upon exercise of warrants, and (ii) 1,800,000 shares of Common Stock, which represents the maximum number of shares potentially issuable upon conversion of Series B Preferred Stock held by such Selling Shareholder. The actual number of shares of Common Stock reserved for issuance upon conversion of the Series B Preferred Stock is indeterminable as of the date of this Prospectus, and is subject to adjustment. The number of shares of Common Stock actually issued upon conversion of the Selling Shareholder's Series B Preferred Stock could be materially less than the 1,800,000 set forth above, depending on various factors, including the floating rate conversion price mechanism contained in the Series B Preferred Stock.

(4) Consists of (i) 292,407 shares of Common Stock, (ii) 81,481 shares of Common Stock issuable upon the conversion of $660,000 of the Company's 6% Convertible Subordinated Debentures due February 28, 2002 and (ii) 179,638 shares of Common Stock issuable upon the conversion of $1,212,556 of the Company's 9% Convertible Subordinated Debentures due September 15, 2000.

(5) Consists of 175,000 shares of Common Stock issuable upon the conversion of $1,443,750 of the Company's 5% Convertible Subordinated Debenture due September 30, 2002, which is not convertible until January 1, 1999.

(6) Consists of (i) 125,716 shares of Common Stock, and (ii) 25,000 shares of Common Stock issuable upon the exercise of stock purchase warrants.

(7) Consists of shares of Common Stock issuable upon the exercise of stock purchase warrants.

(8) Consists of (i) 20,000 shares of Common Stock issuable upon exercise of Warrants, and (ii) 75,758 shares of Common Stock issuable upon conversion of Series B Preferred Stock at the conversion price in effect as of the date of this Prospectus, held by such Selling Shareholder. The actual number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock is indeterminable and is subject to adjustment based on various factors, including the floating rate conversion price mechanism contained in the terms of the Series B Preferred Stock. The maximum number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by this Selling Shareholder is 200,000. If this Selling Shareholder obtained these share amounts upon conversion of the Series B Preferred Stock that it owns, then its ownership position, including shares of Common Stock owned and underlying its Warrants, would total 220,000 shares of Common Stock, or 2.8% of the outstanding shares of Common Stock of the Company. In addition, two owners of the Selling Shareholder own unvested stock purchase options in the aggregate of 100,000 shares, issued pursuant to such consulting agreements with the Company.

(9) Consists of (i) 20,000 shares of Common Stock issuable upon exercise of warrants, and (ii) 200,000 shares of Common Stock, which represents the maximum number of shares potentially issuable upon conversion of Series B Preferred Stock held by such Selling Shareholder. The actual number of shares of Common Stock reserved for issuance upon conversion of the Series B Preferred Stock is indeterminable as of the date of this Prospectus, and is subject to adjustment. The number of shares of Common Stock actually issued on conversion of the Selling Shareholder's Series B Preferred Stock could be materially less than the 200,000 set forth above, depending on various factors, including the floating rate conversion price mechanism contained in the Series B Preferred Stock.

(10) Consists of (i) 5,666 shares of Common Stock issuable upon the exercise of employee stock options and (ii) 10,000 shares of Common Stock issuable upon the exercise of stock purchase warrants.

Relationships with the Company

         On December 31, 1997, Registrant issued to RGC International Investors, LDC ("RGC"), 5,000 shares of Series A Preferred Stock and warrants to purchase 150,000 shares of Common Stock ("RGC Series A Warrants") pursuant to a Securities Purchase Agreement. The Series A Preferred Stock is convertible at a price based upon the market price for the Common Stock during the trading period preceding conversion but not more than $8.28 per share. The RGC Series A Warrants are exercisable at $7.95 per share. Any Series A Preferred Stock outstanding on December 31, 2000 will be automatically converted into Common Stock and the RGC Series A Warrants expire on December 31, 2001. The RGC Series A Warrants require adjustments of the exercise price and the number of shares of Common Stock issuable if the Company issues additional shares of Common Stock (other than pursuant to presently outstanding warrants and other convertible securities, as well as under Board approved employee/director option plans) at prices less than the then market price. The Series A Preferred Stock is subject to redemption or automatic conversion, at the Company's option, at 118% of stated value per share ($1,000), and the Company is subject to penalties, under a variety of circumstances, including failure to list the underlying Common Stock on the American Stock Exchange and failure to register the resale of the underlying Common Stock under the Securities Act. At the Company's option, the Series A Preferred Stock may be redeemed after December 31, 1998 at the greater of Parity Value (as defined therein) or 130% of its stated value. The Series A Preferred Stock is entitled to dividends, at the rate of 5% per annum, payable in cash or, at the Company's election, in additional shares of Series A Preferred Stock. The sale of the Preferred Stock and the RGC Series A Warrants was arranged by Shoreline Pacific Institutional Finance, the Institutional Division of Financial West Group ("SPIF"), which received a fee of $250,000 plus warrants to purchase 20,000 shares of Common Stock, exercisable at $6.625 and expiring on December 31, 2000. The warrants issued to SPIF were allocated among Messrs. Kleiman, Kropf and Lamar, among others.

         On May 29, 1998, Registrant issued to RGC and Shoreline Associates I, LLC ("Shoreline"), an aggregate of 10,000 shares of Series B Preferred Stock and warrants to purchase an aggregate 200,000 shares of Common Stock ("Series B Warrants") pursuant to a Securities Purchase Agreement. The Series B Preferred Stock is convertible at $13.20 per share until March 1, 1999, and thereafter at a price potentially based upon the market price for the Common Stock during the trading period preceding conversion, which may be higher or lower than $13.20 per share. The Series B Warrants are exercisable at $13.75 per share. Any Series B Preferred Stock outstanding on May 28, 2001 will be automatically converted into Common Stock and the Series B Warrants expire on May 28, 2002. The Series B Warrants require adjustments of the exercise price and the number of shares of Common Stock issuable if the Company issues additional shares of Common Stock (other than pursuant to presently outstanding warrants and other convertible securities, as well as under Board approved employee/director option plans) at prices less than the then market price. In no event will the Series B Preferred Stock be convertible into more than 2,000,000 shares of Common Stock. The Series B Preferred Stock is subject to redemption or automatic conversion, at the Company's option, at the greater of 120% of stated value per share ($1,000) or the Parity Value (as defined), and the Company is subject to penalties, under a variety of circumstances, including failure to list the underlying Common Stock on the American Stock Exchange and failure to register the resale of the underlying Common Stock under the Securities Act. At the Company's option, the Series B Preferred Stock may be redeemed after November 29, 1999 at the greater of Parity Value (as defined therein) or 120% of its stated value. The Series B Preferred Stock is entitled to dividends, at the rate of 5% per annum, payable in cash or, at the Company's election, in additional shares of Series B Preferred Stock. The sale of the Preferred Stock and the Series B Warrants was arranged by SPIF, which received a fee of $500,000 plus warrants to purchase 50,000 shares of Common Stock, exercisable at $11.00 and expiring on May 28, 2002. The warrants issued to SPIF were allocated among Messrs. Kleiman, Kropf and Lamar.

         Sean Doherty and Atam Lalchandani are owners of Shoreline. Mr. Doherty is currently a member of the Company's Board of Directors and Mr. Lalchandani is currently a consultant to the Company. Shoreline is unrelated to SPIF.

         Mr. Prosser is a general manager in the Company's Telecommunications Division.

                              PLAN OF DISTRIBUTION

         The Company will not receive any proceeds from the sale of the Shares offered hereby. The Selling Shareholders have advised the Company that the Shares may be sold or by the Selling Shareholders or their respective pledgees, donees, transferees or successors in interest, in one or more transactions (which may involve one or more block transactions) on the American Stock Exchange, in sales occurring in the public market of such Exchange, in privately negotiated transactions, through the writing of options on shares, short sales or in a combination of such transactions; that each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices or such other price as the Selling Shareholders determine from time to time; that some or all of the Shares may be sold directly to market makers acting as principals or through brokers acting on behalf of the Selling Shareholders or as agents for themselves or their customers or to dealers for resale by such dealers; and that in connection with such sales such brokers and dealers may receive compensation in the form of discounts and commissions from the Selling Shareholders and may receive commissions from the purchasers of Shares for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved). The Selling Shareholders shall have sole discretion not to accept any purchase offer or make any sale of Shares if they deem the purchase price to be unsatisfactory at any time. Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this Prospectus to any person who purchases any of the Shares from or through such broker or dealer. The Company has been advised that, as of the date hereof, none of the Selling Shareholders have made any arrangements with any broker for the sale of their Shares. There can be no assurance that all or any of the Shares being offered hereby will be issued to, or sold by the Selling Shareholders.

         In offering the Shares covered hereby, the Selling Shareholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Shareholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

         In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Under applicable rules and regulations under Regulation M, any person engaged in the distribution of the shares may not simultaneously engage in market making activities, subject to certain exceptions, with respect to the Common Stock of the Company for a period of five business days prior to the commencement of such distribution and until its completion. In addition and without limiting the foregoing,, each Selling Shareholder will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

         The Company will bear all expenses of the offering of the Shares, except that the Selling Shareholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the Selling Shareholders.

         Pursuant to the terms of registration rights agreements with certain of the Selling Shareholders, the Company has agreed to indemnify and hold harmless such Selling Shareholders from certain liabilities under the Securities Act.

                                     EXPERT

         The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended September 30, 1997 have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.